                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                Giant Group, Ltd.
                                ---------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  374503 1 10 0
                   -------------------------------------------
                                 (CUSIP Number)

                                Andrew F. Puzder
                  Executive Vice President and General Counsel

                        Fidelity National Financial, Inc.
                             17911 Von Karman Avenue
                            Irvine, California 92714
                               Tel. (714) 622-5000

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Lawrence Lederman, Esq.
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                            New York, New York 10005
                               Tel. (212) 530-5000

                                December 19, 1995
                                -----------------
            (Date of Event Which Requires Filing of this Statement)

                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                 Check the following box if a fee is being paid with the statement / /.

                               Page 1 of 41 Pages

                            Exhibit Index on Page 10

                                  SCHEDULE 13D

CUSIP NO.:  374503 1 10 0
(1)      NAME OF REPORTING PERSON:

         Fidelity National Financial, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS No. 86-0498599

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)              / /
         (b)              / /

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)     SOLE VOTING POWER:  449,089(1)

         (8)     SHARED VOTING POWER:  0

         (9)     SOLE DISPOSITIVE POWER:  449,089(1)

         (10)    SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         449,089(1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /X/

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.9(2)

(14)     TYPE OF REPORTING PERSON:  CO

____________________

(1) Fidelity disclaims beneficial ownership of 10,000 shares of Common Stock held by William P. Foley, II. Mr. Foley owns 20.7% of the outstanding common stock of Fidelity and he is the Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(2)  Based upon 5,057,735 shares of Common Stock outstanding at November 8,
     1995.


                               Page 2 of 41 Pages

CUSIP NO.:  374503 1 10 0
(1)      NAME OF REPORTING PERSON:

         William P. Foley, II

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)              / /
         (b)              / /

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS:  PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)     SOLE VOTING POWER:  10,000(3)

         (8)     SHARED VOTING POWER: 0

         (9)     SOLE DISPOSITIVE POWER:  10,000(3)

         (10)    SHARED DISPOSITIVE POWER: 0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,000(3)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /X/

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .24

(14)     TYPE OF REPORTING PERSON:  IN


____________________

(3) Mr. Foley disclaims beneficial ownership of 449,089 shares of Common Stock held by Fidelity. Mr. Foley owns 20.7% of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(4)  Based upon 5,057,735 shares of Common Stock outstanding at November 8,
     1995.

                               Page 3 of 41 Pages

                 This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 1995 (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of Giant Group, Ltd. (the "Common Stock"), a corporation having its principal executive offices located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212 (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

                 Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

                 Of the 459,089 shares of Common Stock to which this Statement relates, (a) 343,600 of such shares were purchased by Fidelity with general working capital funds of Fidelity during the period between July 13, 1995 and December 21, 1995, for an aggregate purchase price of $2,451,025.00 (net of brokerage commissions), (b) 105,489 of such shares were purchased between August 9, 1995 and December 13, 1995 by a wholly-owned subsidiary of Fidelity with general working capital funds, for an aggregate purchase price of $737,670.25 (net of brokerage commissions), and (c) 10,000 of such shares were purchased by Mr. Foley with his personal funds on September 27, 1995 for an aggregate purchase price of $72,500 (net of brokerage commissions).

ITEM 4.  PURPOSE OF TRANSACTION.

                 Item 4 of the Schedule 13D is hereby amended to add the following:

                 On December 19, 1995, the Company instituted an action in the United States District Court for the Central District of California (the "Federal Action") against Mr. Foley, Fidelity, CKE Restaurants, Inc., a Delaware corporation ("CKE"), William Davenport ("Mr. Davenport") and Robert Martyn ("Mr. Martyn", and together with Mr. Foley, Fidelity, CKE and Davenport, the "Defendants"). CKE is a Delaware corporation engaged through its Carl Karcher Enterprises subsidiary in the operation of the "Carl's Jr." chain of fast food restaurants. A limited partnership whose general partner is controlled by Mr. Foley owns 20.7% of the outstanding stock of CKE, a corporation controlled by Mr. Foley owns 1.4% of the outstanding stock of CKE, and Fidelity owns 2.7% of the outstanding stock of CKE. Although named as a defendant in the Federal Action, CKE has not purchased and does not own any shares of Common Stock. Mr. Davenport and Mr. Martyn acted as brokers for Fidelity in connection with the purchase of the shares of Common Stock reported in this Schedule 13D.


                               Page 4 of 41 Pages

                 In summary, the Company alleges in the Federal Action that the Defendants have engaged in various unlawful activities, including trading on non-public confidential and/or inside information, misappropriating confidential and proprietary information from the Company and its affiliate, Rally's Hamburgers, Inc. ("Rally's"), and violating the disclosure requirements of Section 13(d) of the Securities Exchange Act of 1934 by failing to identify all of the members of their "group," by understating the true extent of their holdings in the Company, and by failing to disclose the true purpose of their investment in the Company, that is, to obtain control of the Company and Rally's. Rally's owns and franchises double drive-thru hamburger restaurants. The Company claims that the alleged confidential and proprietary information was furnished to CKE in the course of discussions between CKE, the Company and Rally's concerning possible transactions, and is protected by an alleged oral confidentiality arrangement among CKE, the Company and Rally's. The Company also claims that Fidelity and Mr. Foley have formed a group with Mr. Davenport and Mr. Martyn and certain of their clients who have also purchased shares of Common Stock in order to gain control of the Company and Rally's. Among other things, the Company seeks to enjoin Fidelity and Mr. Foley from purchasing additional shares of Common Stock or from voting the shares of Common Stock previously purchased by them, to require that an amended Schedule 13D be filed reflecting the facts as the Company has alleged them to be, and to recover unspecified damages. A copy of the complaint in the Federal Action is attached as Exhibit 1 hereto and is incorporated herein by reference.

                 Fidelity and Mr. Foley will be filing a formal answer to the Company's complaint in the Federal Action in due course. Fidelity and Mr. Foley believe that the allegations made by the Company in the Federal Action are totally without merit and intend to defend the Federal Action vigorously. Fidelity and Mr. Foley have not entered into any arrangements with any third party, including Mr. Davenport and Mr. Martyn and their clients, with respect to purchasing or voting shares of Common Stock or seeking control of either the Company or Rally's. While the Company has in the past furnished certain information to CKE with respect to itself and Rally's, such information was not considered material with respect to the market value of the Common Stock and was not relied upon in connection with Fidelity's purchases of Common Stock. Moreover, the Company did not ask CKE to enter into a formal confidentiality agreement with the Company or Rally's at the time with respect to such information.

                 Further, when the Company contacted Mr. Foley following the initial filing of the Schedule 13D seeking to arrange discussions between CKE and Rally's to explore the possibility of a transaction, CKE requested additional due diligence material concerning Rally's. In response, the Company and Rally's proffered a written confidentiality agreement to CKE, Fidelity and Mr. Foley that would cover any proprietary information to be


                               Page 5 of 41 Pages
turned over pursuant to such due diligence request. CKE, Fidelity and Mr. Foley declined to enter into such a confidentiality agreement and received no further information from the Company or Rally's.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 Item 5 of the Schedule 13D is hereby amended to add the following:

                 As of the close of business on December 21, 1995, Fidelity was the beneficial owner of 449,089 shares of Common Stock, which constitute in the aggregate 8.9% of the outstanding shares of Common Stock (based on 5,057,735 shares of Common Stock outstanding as of November 8, 1995, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995). As of the close of business on such date, Mr. Foley was the beneficial owner of 10,000 shares of Common Stock, which constitute in the aggregate .2% of the outstanding shares of Common Stock. Mr. Foley disclaims beneficial ownership of the 449,089 shares of Common Stock beneficially owned by Fidelity and Fidelity disclaims beneficial ownership of the 10,000 shares of Common Stock beneficially owned by Mr. Foley.

                 Schedule II to the Schedule 13D, a copy of which is attached hereto and which Schedule is hereby incorporated by reference, has been amended to reflect purchases of additional shares of Common Stock by Fidelity on December 11, 1995, December 20, 1995 and December 21, 1995. All such transactions were effected by Fidelity and Mr. Foley in the open market on the New York Stock Exchange.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 99. Complaint filed by the Company on December 19, 1995 in the Federal Action.


                               Page 6 of 41 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 1995
                                        FIDELITY NATIONAL FINANCIAL, INC.



                                        By:  /s/ William P. Foley, II
                                           ------------------------------
                                        Name:  William P. Foley, II
                                        Title: Chairman of the Board and
                                               Chief Executive Officer


                               Page 7 of 41 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 1995


                                      /s/ William P. Foley, II
                                     ----------------------------
                                        William P. Foley, II


                               Page 8 of 41 Pages

                                                                     SCHEDULE II


                     Schedule of Transactions in the Shares


                                   No. of Shares             Price Per
                   Date              Purchased                Share(1)
                   ----         -------------------          ---------
FIDELITY:
--------

                 07/12/95               17,000                $ 7.500
                 07/13/95                5,000                  7.500
                 07/19/95                6,500                  7.500
                 07/20/95                3,000                  7.500
                 07/20/95                2,000                  7.375
                 07/20/95                1,000                  7.375
                 08/09/95               59,000(2)               6.625
                 09/11/95               40,000                  7.125
                 09/18/95                5,000                  7.125
                 09/22/95                5,000                  7.375
                 09/26/95                1,600                  7.250
                 09/27/95                8,000                  7.250
                 09/28/95                3,600                  7.250
                 10/03/95                5,000                  7.375
                 10/04/95                5,000                  7.500
                 10/09/95               73,000                  7.500
                 11/28/95               10,000                  6.375
                 11/29/95               41,000                  6.375
                 11/30/95                6,000                  6.375
                 11/30/95                  500                  6.375
                 12/01/95                6,000                  6.625
                 12/01/95               50,000                  6.500
                 12/05/95                1,000                  6.875
                 12/05/95               13,000                  7.250
                 12/05/95               20,489(2)               7.250
                 12/07/95                  800                  7.250
                 12/07/95                1,000                  7.375
                 12/07/95                2,000                  7.500
                 12/07/95                3,000                  7.625
                 12/08/95               26,000(2)               7.625
                 12/11/95                1,000                  8.375
                 12/11/95               16,800                  8.500
                 12/20/95                5,000                  7.875
                 12/21/95                1,700                  8.125

MR. FOLEY:
---------

                 09/27/95               10,000                  7.250

_______________

(1)              Net of brokerage commissions.

(2)              Purchase by Fidelity's wholly-owned subisidary.


                               Page 9 of 41 Pages

                                 EXHIBIT INDEX


         99.     Complaint filed by the Company on
                 December 19, 1995 in the Federal
                 Action                                             Page 11


                              Page 10 of 41 Pages